

Michael Rosenberg · 2nd

President at Payroll4Free.com LLC

Cleveland/Akron, Ohio Area · 156 connections · **Contact info**

Payroll4Free.com In

 **The Ohio State Univ**

Experience

President

Payroll4Free.com Inc.

Jan 2013 – Present · 7 yrs 5 mos

Beachwood, Ohio

Helped build payroll service focusing on small business from start-up to almost 2,000 clients in all 50 states.

 ### President

Galaxy Hosted Software

Apr 2004 – Present · 16 yrs 2 mos

Beachwood, Ohio

Provide cloud software to the Long-Term Health Care Industry. Now focusing on horizontal GL, AP and Payroll, with interface to vertical suppliers such as Point-Click-Care.

Education

 ### The Ohio State University

Bachelor of Arts (B.A.), History and Economics

1967 – 1970

Skills & Endorsements

Strategic Planning · 8

 Endorsed by **3 of Michael's colleagues at Galaxy Hosted Software LLC**

New Business Development · 6

 Endorsed by **2 of Michael's colleagues at Galaxy Hosted Software LLC**

Healthcare · 5

 Endorsed by **3 of Michael's colleagues at Galaxy Hosted Software LLC**

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